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EXHIBIT 99.3

Q1 — 2004

Management Discussion and Analysis
of Financial Condition and Results of Operations

For the Three Months Ended
June 30, 2003 and June 30, 2002
(Unaudited)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        The Company's principal business activities are carried out through three operating groups: the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group. The following table presents an unaudited consolidated summary of our operating results on a quarterly basis for the last twelve months ended June 30, 2003 and 2002 (in millions of Canadian dollars):

	(unaudited)				(unaudited)
	Quarter Ended				Quarter Ended
	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002	June 30 2002	Mar 31 2002	Dec 31 2001	Sep 30 2001(1)
			(revised)	(revised)	(revised)	(revised)	(revised)	(revised)
Revenue	164.0	231.0	253.4	242.6	162.6	243.2	276.5	217.8
Direct operating profit(2)	58.0	85.5	69.0	63.8	58.5	65.8	79.8	61.4
Earnings before undernoted (EBITDA)(2)	26.7	48.6	33.3	37.4	32.6	31.4	50.2	34.2
Earnings (loss) from operations before undernoted (operating earnings (loss))(2)	(1.6)	7.0	5.3	4.8	3.3	2.8	22.6	8.0
Net earnings (loss)(3)	10.8	3.3	(24.2)	(6.7)	8.8	1.3	18.5	(2.0)

In accordance with the review of the accounting treatment of the Company's television productions as part of the annual audit process, it was concluded that the Company's interest in its two CSI television series should be accounted for as a 50% jointly controlled production. The Company has revised its financial statements for 2002 and 2001 to reflect a revision to the previous accounting with respect to the licence fees paid and contributions made by another party to this jointly controlled production. Based on this revision, the results of operations and financial position for the Company were revised for the year to date period ended December 31, 2002 and the fiscal years ended 2002 and 2001. The preceding table reflects the revised results of operations for those periods.

(1)
On October 1, 2001, the Company retroactively adopted Statement of Position 00-2 "Accounting by Producers or Distributors of Films" ("SoP 00-2") effective as of April 1, 2001. Results for the quarter ended September 30, 2001 have been restated to reflect the effect of this change in accounting policy.

(2)
Earnings before undernoted (EBITDA) is defined as earnings before interest, income taxes, amortization, minority interest, equity losses in affiliates, investment gains and losses, foreign exchange gains and losses and unusual items. Direct operating profit is defined as revenue less direct operating expenses, as defined in note 9 to the Company's consolidated financial statements. Earnings (loss) from operations before undernoted (operating earnings (loss)) is defined as earnings (loss) before foreign exchange gains and losses, investment gains and losses, unusual items and income taxes. EBITDA, direct operating profit and operating earnings (loss) are measures used by the Company to measure its operating performance. EBITDA, direct operating profit, operating earnings (loss) and related measures may or may not be consistent with the calculation of similar measures for other companies and should not be viewed as alternatives to net earnings or other measures of performance calculated in accordance with Canadian generally accepted accounting principles.

(3)
On April 1, 2002, the Company retroactively adopted the recommendations of the revised Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1650, "Foreign Currency Translation" and adopted Accounting Guideline No. 13 "Hedging Relationships". Results for the prior quarters have been restated to reflect the effect of this change in accounting policy.

        Alliance Atlantis and its consolidated subsidiaries earn revenue from various sources, the most significant of which are described below.

        Our Broadcast Group revenue is earned from fees paid to us by cable, Direct To Home ("DTH") satellite and other broadband systems operators based on fees paid to them by subscribers to our specialty television channels, as well as directly from advertisers who purchase advertising on our specialty television channels. Additionally, other Broadcast Group revenues are generated from the rental of facilities, government tax credits and licence fees earned on the distribution of certain programming.

        Our Motion Picture Distribution Group generates revenue from the theatrical distribution of motion pictures, the licencing of rights to broadcasters, the sale of video cassettes ("videos") and digital video disks ("DVDs"), the exhibition of motion pictures through our chain of cinemas, government assistance for distribution activities and, in prior years, from the arrangement of structured financing.

        We derive motion picture distribution revenue from licence fees earned on theatrical and television distribution. Licence fees from theatrical distribution are earned from theatre owners who exhibit films distributed by us in their theatres for a percentage of box office revenue.

        Our wholly owned structured financing business, Equicap Financial Corporation, previously provided high yield loans to independent film and television producers. Revenue was derived from interest on the loans and arrangement fees. In fiscal 2004, the Company continues to wind down this business.

        Our Entertainment Group generates revenue from the production and distribution of television programming and feature films, domestically and internationally. We generate revenue by licencing both internally produced television programming and feature films as well as acquired content to broadcasters and buyers worldwide. Government assistance with respect to production activity is received in the form of government grants and tax credits. There are several sources of funds available for the financing of our production and distribution activities, including financing from equity investors, non-equity funding, broadcast licence fees and government assistance. Equity investors can be co-producers, broadcasters and also government organizations, such as Telefilm and La Société de Dévelopement des Enterprises Culturelles (SODEC). Non-equity funding primarily comes through the Canadian Television Fund (the Licence Fee Program) that tops up Canadian broadcast licence fees for the respective Canadian broadcasters.

        Revenue classified under Other is derived primarily from Sentinel Hill Alliance Atlantis Equicap Limited Partnership ("SHAAELP"), in which one of our subsidiaries has a 30% limited partnership interest. SHAAELP originates and sells structured financing products related to the film and television industries by packaging items related to production services into limited partnerships and selling them to investors to encourage production. SHAAELP receives fees for selling these limited partnerships.

Results of Operations

        The following table presents a consolidated summary of the Company's Operating Groups for the three months ended June 30, 2003 and 2002 (in millions of Canadian dollars):

	June 2003	%(1)	June 2002 (Revised)	%(1)	% increase (decrease) 2003 over 2002
Revenue
Broadcast Group — Operating Channels	46.7	28.5	38.8	23.9	20.4
Motion Picture Distribution Group	59.4	36.2	72.9	44.8	(18.5)
Entertainment Group	52.2	31.8	46.4	28.5	12.5
Other	0.0	0.0	0.3	0.2	(100.0)

	158.3	96.5	158.4	97.4	(0.1)
Broadcast Group — Developing Channels	5.7	3.5	4.2	2.6	35.7

	164.0	100.0	162.6	100.0	0.9

Direct operating expenses
Broadcast Group — Operating Channels	17.8	38.1	16.2	41.8	9.9
Motion Picture Distribution Group	42.5	71.5	54.9	75.3	(22.6)
Entertainment Group	43.0	82.4	31.6	68.1	36.1
Other	0.0	0.0	0.0	0.0	0.0

	103.3	65.3	102.7	64.8	0.6
Broadcast Group — Developing Channels	2.7	47.4	1.4	33.8	92.9

	106.0	64.6	104.1	64.0	1.8

Direct operating profit(2)
Broadcast Group — Operating Channels	28.9	61.9	22.6	58.2	27.9
Motion Picture Distribution Group	16.9	28.5	18.0	24.7	(6.1)
Entertainment Group	9.2	17.6	14.8	31.9	(37.8)
Other	0.0	0.0	0.3	100.0	(100.0)

	55.0	34.7	55.7	35.2	(1.3)
Broadcast Group — Developing Channels	3.0	52.6	2.8	66.7	7.1

	58.0	35.4	58.5	36.0	(0.9)

Operating Expenses	31.3	19.1	25.9	15.9	20.9
Earnings (loss) before undernoted (EBITDA(2))
Broadcast Group — Operating Channels	21.5	46.0	17.1	44.1	25.7
Motion Picture Distribution Group	11.3	19.0	13.9	19.1	(18.7)
Entertainment Group	3.0	5.7	9.8	21.1	(69.4)
Other	(7.3)	0.0	(4.9)	(1,633.3)	12.2

	28.5	18.0	35.9	22.7	(20.6)
Broadcast Group — Developing Channels	(1.8)	(31.6)	(3.3)	(78.6)	(45.5)

	26.7	16.3	32.6	20.0	(18.1)

Earnings (loss) from operations before undernoted (Operating earnings (loss)(2))	(1.6)	(1.0)	3.3	2.0	(148.5)

Net earnings (loss) from operations before undernoted (Net operating earnings (loss)(2))	(3.8)	(2.3)	2.6	1.6	(246.1)

Net earnings	10.8	6.6	8.8	5.4	22.7

(1)
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings (loss) from operations before undernoted, net earnings (loss) from operations before undernoted and net earnings, and percentage of group revenue for direct operating expenses, direct operating profit and EBITDA.

(2)
EBITDA is defined as earnings before interest, income taxes, amortization, minority interest, equity losses in affiliates, investment gains and losses, foreign exchange gains and losses and unusual items. Direct operating profit is defined as revenue less direct operating expenses, as defined in note 9 to the Company's consolidated financial statements. Earnings (loss) from operations before undernoted (operating earnings (loss)) is defined as earnings (loss) before foreign exchange gains and losses, investment gains and losses, unusual items and income taxes. Net earnings (loss) from operations before undernoted (net operating earnings (loss)) is defined as operating earnings (loss) after an applicable portion of income tax. EBITDA, direct operating margin, operating earnings (loss) and net operating earnings (loss) are measures used by the Company to measure its operating performance. EBITDA, direct operating margin, operating earnings (loss) and net operating earnings (loss) and related measures may or may not be consistent with the calculation of similar measures for other companies and should not be viewed as alternatives to net earnings or other measures of performance calculated in accordance with Canadian generally accepted accounting principles.

        The following table presents a reconciliation of net earnings (loss), as reported under Canadian generally accepted accounting principles ("GAAP"), to EBITDA, direct operating profit, operating earnings (loss) and net operating earnings (loss) for the three months ended June 30, 2003 and 2002 (in millions of Canadian dollars):

		2003	2002
			(Revised)
Net earnings for the period, as reported under Canadian GAAP		10.8	8.8
Add:	Foreign exchange gains	(18.3)	(11.0)
	Unusual items	—	3.6
	Provision for income taxes	5.9	1.9

Earnings (loss) from operations before undernoted (Operating earnings (loss)(1))		(1.6)	3.3
Add:	Net equity losses in affiliates	0.1	2.3
	Amortization, including development costs charges	8.7	7.0
	Interest, including amortization of interest previously capitalized	18.6	19.3
	Minority interest	0.9	0.7

Earnings before undernoted (EBITDA(2)) (Including Developing Channels EBITDA losses)		26.7	32.6
Less:	Broadcast Group — Developing Channels EBITDA losses	(1.8)	(3.3)

EBITDA (excluding Developing Channels EBITDA losses)		28.5	35.9

EBITDA (Including Developing Channels EBITDA losses)		26.7	32.6
Add:	Operating expenses	31.3	25.9

Direct operating profit(3) (Including Developing Channels Direct operating profit)		58.0	58.5
Less:	Broadcast Group — Developing Channels Direct operating profit	3.0	2.7

Direct operating profit (excluding Developing Channels Direct operating profit)		55.0	55.7

Operating earnings (loss)		(1.6)	3.3
Less:	Provision for income taxes on operating earnings (loss)	2.2	0.7

Net operating earnings (loss)(1)		(3.8)	2.6

        The following table presents a reconciliation of net earnings per share, as reported under Canadian GAAP, to earnings (loss) from operations before undernoted per share, net of applicable taxes (net operating earnings per share) for the three months ended June 30, 2003 and 2002 (in millions of Canadian dollars):

	2003	2002
		(revised)
Net earnings per share, as reported under Canadian GAAP	0.25	0.21
Foreign exchange gains, net of income taxes of $3.6 (2002 — $2.6)	(0.34)	(0.20)
Unusual items, net of income taxes of $nil (2002 — $1.4)	—	0.05

Net operating earnings (loss) per share	$(0.09)	$0.06

        Revenue    Revenue was $164.0 million for the quarter ended June 30, 2003 compared to $162.6 million for the same period in fiscal 2003, representing an increase of $1.4 million or 0.9%. The increase in revenue is the net result of an increase in our Broadcast Group revenue, an increase in our Entertainment Group revenue, offset by a decrease in revenue from our Motion Picture Distribution Group.

        For the quarter ended June 30, 2003, the Broadcast Group — Operating Channels recorded a 20.4% growth in revenue from $38.8 million to $46.7 million. This increase was primarily the result of growth in advertising revenues in the Operating Channels, as the trend of increasing popularity of specialty television channels and audience growth continues into fiscal 2004. While the Operating Channels' subscriber revenues saw modest increases compared to the prior year's quarter, advertising revenues increased by 45.0% in the current year's quarter over the same period in the prior year.

        The Broadcast Group — Developing Channels' revenue was $5.7 million in the quarter compared to $4.2 million in the prior year's quarter, representing an increase of $1.5 million, or 35.7%. As detailed in statistics provided by Nielsen Media Research for the period from April 7 to June 29, 2003, two of the Company's seven digital channels were ranked among the top 5 digital specialty television channels for viewers aged 25 to 54 and five were in the top 20. In particular, Showcase Action was ranked number one. The increase in the number of subscribers has lead to improved subscriber revenue. The Company expects that as these audiences increase, advertising revenues will grow as well. (See note 9 to the consolidated financial statements of the Company for a definition of Developing Channels.)

        The Motion Picture Distribution Group's revenue was $59.4 million in the current quarter compared to $72.9 million in the prior year's quarter, representing a decrease of $13.5 million, or 18.5%. The first quarter of the fiscal year, traditionally a slow quarter for the Motion Picture Distribution Group, reflects the timing of the current year's theatrical and video/DVD releases, which are more heavily weighted to the second and subsequent quarters in fiscal 2004 compared to fiscal 2003. The first quarter of fiscal 2004 included video/DVD revenues from titles such as About Schmidt, Far From Heaven and Frida. This compares to domestic distribution video/DVD revenue in the first quarter of fiscal 2003 from titles such as The Others, Serendipity, Kate and Leopold, I am Sam, and Bridget Jones' Diary. Domestic distribution released 17 theatrical, 42 DVD and 42 video titles compared to 18 theatrical, 72 DVD and 57 video titles in the prior year's quarter. This decrease in video/DVD revenue was partially offset by improved theatrical revenues as a result of the strong performance of Les Invasions Barbares and the continued theatrical success of Chicago.

        Our U.K. based motion picture distribution business, Momentum Pictures revenues decreased slightly compared to the prior year's quarter, with reductions in both theatrical revenues and video/DVD revenues. With respect to theatrical revenues, the prior year's first quarter revenues included strong results from Crossroads. Video/DVD revenues in the first quarter of fiscal 2004 included strong results from Bowling for Columbine, My Little Eye, and Formula 51. Momentum had fewer releases in the current quarter, releasing 6 theatrical, 4 DVD and 4 video titles in the current quarter compared to 3 theatrical, 10 DVD and 12 video titles in the prior year's quarter. Revenue from Momentum Pictures accounted for 29% of the Motion Picture Distribution Group's first quarter revenue compared to 25% in the prior year's first quarter.

        Subsequent to the end of the first quarter, the Company's theatrical releases in Canada included Spy Kids 3-D: Game Over, How to Deal, and Freddy Vs. Jason. The Company expects continued strong performance from the balance of the current year's theatrical release slate, which includes, Kill Bill, the third installment in the Lord of the Rings trilogy, The Lord of the Rings: Return of the King and the Company's feature film production Foolproof. During the balance of the year in both Canada and the U.K. we expect strong performance in the video/DVD window from our previous theatrical releases, including Oscar® winners Bowling for Columbine, Chicago and Lord of the Rings: The Two Towers.

        The Entertainment Group's revenue was $52.2 million in the quarter compared to $46.4 million in the prior year's first quarter, representing an increase of $5.8 million or 12.5%. The increase in revenue was primarily due to the delivery of 5.0 hours of CSI Miami, compared to none in the prior year's quarter, and the delivery of Hitler: Origins of Evil in the current quarter compared to no television movies delivered in the first quarter of fiscal 2003. This increase was partially offset by a decrease in our features distribution revenue. There was no feature delivered in the current quarter compared to the delivery of The Good Thief in the prior year's quarter. In the first quarter of fiscal 2004, total television series, movies-of-the-week

("MOWs") and mini-series hours delivered were 14, compared to 5 in the prior year's first quarter. CSI: Crime Scene Investigation and CSI:Miami ("CSI") accounted for 10.0 of the 14.0 hours and represent 47% of the Entertainment Group's revenues in the first quarter of fiscal 2004 compared to 28% in the first quarter of fiscal 2003. Total television hours delivered in the first quarter of fiscal 2004 were 28.0 hours compared to 30.5 hours in the first quarter of fiscal 2003.

        Other revenue, which historically included revenue from SHAAELP and other corporate investments, was nil in the current quarter compared to $0.3 million in the prior year, representing a decrease of $0.3 million. This decrease is a result of the sale of a studio property in one of the Company's joint ventures and resulting loss of related rental revenues.

        Direct Operating Profit    Direct operating profit is defined as revenue less direct operating expenses, which includes those expenses that are directly attributable to the cost of the product generating the revenue streams. In the case of the Entertainment Group and the Motion Picture Distribution Group, these costs include the amortization and write off, if applicable, of investment in film and television programs (with the exception of interest capitalized to film and television programs) and direct print and advertising incurred to earn revenue. In the case of the Broadcast Group, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian Content Program Expenditure Requirements mandated by Condition of License by the Canadian Radio-television and Telecommunications Commission ("CRTC"). These include costs to create the on-air look and on-air promotion of programs.

        Direct operating profit (including the Developing Channels) was $58.0 million in the quarter ended June 30, 2003 compared to $58.5 million in the prior year's first quarter, representing a decrease of $0.5 million, or 0.9%. As a percentage of revenue, direct operating margin (including the Developing Channels) decreased slightly from 36.0% in the prior year to 35.4% in 2004.

        The Broadcast Group — Operating Channels' direct operating margin increased over the prior year. Specifically, the current quarter margin increased to 61.9% from 58.2% in the prior year. The increase results from increased advertising revenues compared to the prior year's first quarter.

        The Broadcast Group — Developing Channels' direct operating margin increased slightly to 1.9% in the quarter from 1.8% in the prior year's first quarter. This increase reflects the start up nature of these channels and the increased expected benefit from programming as these channels mature.

        The Motion Picture Distribution Group's direct operating margin increased to 28.5% in the current quarter compared to 24.7% in the prior year's first quarter. The current quarter margin benefited from a higher mix of video revenue in domestic distribution and Momentum Pictures, which improved margins when compared to a period characterized by high theatrical revenue and associated expense of print and advertising costs. Margins tend to improve as a title is released to video/DVD as the majority of print and advertising costs, which are expensed as incurred, are incurred during a titles theatrical release.

        After taking into account the change in accounting, for 2003 and prior years, for the Company's two CSI television series as discussed in note 14 of the Company's consolidated financial statements, the Entertainment Group's direct operating margin decreased from 31.9% in the prior years' quarter to 17.6% in the current quarter. The primary reason for this decline was foreign exchange losses resulting from a stronger Canadian dollar, which has a negative effect on U.S. dollar denominated sales and forecasts. Other factors included some minor provisions and delivery variances from quarter to quarter. The Company expects margins in the Entertainment Group to improve as the fiscal year progresses.

        Operating Expenses    Operating expenses represent period costs that are not directly attributable to a product which include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

        Operating expenses increased by $5.4 million, or 20.8%, to $31.3 million in the quarter ended June 30, 2003. The increase was spread across all of our operating groups. The increase in the Broadcast Group — Operating Channels is due to increased commissions on higher advertising revenues. The increase in the Motion Picture Distribution and the Entertainment Groups are due to timing of expenses within the fiscal year. The Broadcast Group — Developing Channels' showed a decrease compared to the prior year due to the timing of certain advertising and promotional campaigns and U8TV, which ceased operations in June of 2002. The increase in Other Group expenses is attributable to costs related to the Company's interest in the structured financing business.

        Earnings before undernoted (EBITDA)    In the current quarter, EBITDA (including Developing Channels operating losses) was $26.7 million compared to $32.6 million in the prior year's first quarter, representing a decrease of $5.9 million, or 18.2%. The $5.4 million decrease comprises an increase of $4.4 million in the Broadcast Group — Operating Channels, a decrease of $2.6 in the Motion Picture Distribution Group, a decrease of $6.8 million in the Entertainment Group and a decrease in losses of $1.5 in the Broadcast Group — Developing Channels. Losses in Other increased by $2.4 million as a result of increased operating expenses and slightly less revenues.

        Amortization    Amortization was $8.7 million in the first quarter of fiscal 2004 compared to $7.0 million in the prior year's first quarter, representing an increase of $1.7 million. Amortization includes development costs charges, and amortization of property and equipment and other assets. The increase is due mainly to an increase in development costs charges. In accordance with SoP 00-2, development costs are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, and three years from the date of the initial investment. As a result, with the new accounting rules, development costs charges may fluctuate significantly from quarter to quarter depending upon when a development project was first initiated.

        Interest    For the quarter ended June 30, 2003, interest expense decreased by 3.6%, from $19.3 million to $18.6 million compared to the prior year's quarter. The decrease is primarily due to lower interest costs with respect to the Company's senior subordinated notes due to more favourable exchange rates on the U.S. dollar. This favourable variance was slightly offset by a decrease in the amount of interest capitalized to productions as the Company's focus continues to shift away from higher cost, lower margin programming.

        Equity Losses in Affiliates    Equity losses in affiliates include the Company's share of losses from its investments in two specialty television channels, One: The Body, Mind and Spirit Channel and Scream, and its investment in ExtendMedia Inc. During the second quarter of fiscal 2003, the Company's ability to exercise significant influence over HMG ceased. As a result, the Company no longer accounts for this investment using the equity method. As a result, equity losses in affiliates have decreased $2.2 million to $0.1 million compared to the prior year's first quarter.

        Income Taxes    In the quarter ended June 30, 2003, the income tax provision increased by $4.0 million to $5.9 million due mainly to a conservative non-cash allowance for the tax effect on losses from the Company's non-wholly owned new specialty television channels, similar to those reported in the Company's fiscal 2003 year end results. Under Canadian GAAP, the benefit of these tax losses cannot be recognized in the current year unless there is three years history of profitability or there is an executable plan to ensure that the relevant tax losses can be consumed before they expire. As the Company finalizes an executable plan in concert with our Broadcast partners and as these channels generate taxable income in future years, the income will not be tax affected until all previous tax losses have been utilized. Another factor contributing to the higher effective tax rate in the current quarter is the mix of earnings in the quarter in higher vs. lower tax rate jurisdictions. This mix is expected to change over the remainder of the fiscal year to result in the tax on operating earnings to be more in line with the effective tax rate on operating earnings in Q1 of fiscal 2003 of approximately 21%. The difference between the Company's effective income tax rate and the Company's statutory income tax rate of 35.75% is achieved through the Company's international distribution tax structure, which is headquartered in Shannon, Ireland, a 10% income tax rate jurisdiction.

        Operating Earnings    As previously defined, operating losses for the first quarter of fiscal 2004 were $1.6 million compared to operating earnings of $3.3 million in the prior year's first quarter. Net operating losses for Q1 of fiscal 2004 were $3.8 million, compared to net operating earnings of $2.6 million in the prior year. On a per share diluted basis, net operating losses were $0.09 in the current quarter of fiscal 2004 compared to net operating earnings of $0.06 in the prior year's first quarter.

        Unusual Items    There were no unusual items in the first quarter of fiscal 2004, compared to $3.0 million of production financing non-fulfilment payments made pursuant to an agreement dated July 18, 1998 with Serendipity Point Projects Inc. ("Serendipity") recorded in the prior year's first quarter, plus $0.6 million in severance and professional fees related to the elimination of 37 positions in the Broadcast Group. The maximum remaining non-fulfillment payments that may be paid if the Company chooses not to finance a proposed Serendipity motion picture project is $1.1 million. Subsequent to the end of the first quarter of fiscal 2004 it was decided that this remaining non-fulfillment payment would be made.

        Net Earnings    The net earnings for the current quarter of Fiscal 2004 are $10.8 million compared to net earnings of $8.8 million in the prior year's first quarter. On a basic and diluted basis, net earnings per share were $0.25 compared to net earnings per share of $0.21 in the prior year.

Liquidity and Capital Resources

        The nature of our business is such that significant expenditures are required to produce and acquire television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching new specialty television channels is initially capital intensive. This results in significant working capital requirements. Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and deferred revenue, net of our senior revolving credit facility and the current portion of term loans, was a deficiency of $434.6 million at June 30, 2003 compared to a deficiency of $334.9 million at June 30, 2002, representing a decrease of $99.7 million. The decrease results from a decrease in our accounts receivable caused in large part by increased collection efforts as well as an increase in participation payables resulting from increased revenues for certain film and television programs.

        The Company's operating cash flow, defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment, for the first quarter of fiscal 2004 was an outflow of $4.6 million compared to an outflow of $19.1 million in the first quarter of fiscal 2003, representing an improvement of $14.5 million. This improvement reflects the Company's previously articulated strategy to lower the amount of capital invested in lower margin and higher priced dramatic production. Specifically, as shown on the consolidated statement of cash flows, the Company's spread between its total cash investment versus the amortization of film and television programs in the first quarter of fiscal 2004 is ($21.4) million compared to ($33.4) million in the first quarter of fiscal 2003. Management is committed to continuing to narrow this spread (or the net investment in film and television programs).

        The Company's free cash flow, defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities, for the first quarter of fiscal 2004 was ($81.7) million compared to ($84.3) million in the first quarter of fiscal 2003. It is important to note that the Company's business is seasonal, resulting in increases in indebtedness in the first half of the fiscal year and indebtedness reductions in the second half. This seasonality characteristic will likely continue, as it has in the past, until the Company begins to see the benefits of the CSI cash flows in fiscal 2005 and beyond. Any deficiencies in the Company's free cash flow are typically funded by the Company's $500.0 million senior revolving credit facility, $25.0 million swing line facility, or by debt or equity issuances. As at June 30, 2003, the Company had committed undrawn credit facilities of $293.6 million, including the outstanding letters of credit of $56.3 million.

        The Company's total debt, which comprises the senior revolving credit facility, term loans and senior subordinated notes, decreased over the prior year by $92.0 million, from $678.7 million at June 30, 2002 to $586.7 million at June 30, 2003, due to a stronger Canadian dollar and improvements in operating cash flow in fiscal 2003. Excluding the impact of a change in the U.S. dollar exchange rate, the Company's total debt decreased by $40.2 million.

        Commitments    As disclosed in the notes to the consolidated financial statements, the Company has entered into various contracts which result in future cash flow commitments related to programming purchases, operating leases, credit facilities, certain broadcast intangible assets, production financing and senior subordinated notes. The following table details the cash flow commitments over the next five years and thereafter related to these obligations. The Company plans to fund these commitments through cash flow from operations; however, any deficiencies in this cash flow will be funded by the Company's senior revolving credit facility (in millions of Canadian dollars).

	Current	2005	2006	2007	2008	Thereafter
Senior subordinated notes principle*	—	—	—	—	—	404.2
Interest on senior subordinated notes*	26.3	52.6	52.6	52.6	52.6	105.2
Broadcast and distribution rights(1)	59.6	78.0	70.4	38.7	7.4	—
Senior revolving credit facility principle	—	—	175.1	—	—	—
Interest on senior revolving credit facility	7.7	11.9	7.5	—	—	—
Operating leases(2)	10.7	13.3	10.7	8.4	7.9	80.2
Production financing arrangements*	80.3	—	—	—	—	—
Broadcast intangibles acquisition liabilities	2.6	2.7	2.0	2.0	1.0	—
Term loans principle	6.3	1.1	—	—	—	—
Serendipity production agreement(3)	1.1	—	—	—	—	—

* Based on a U.S foreign exchange rate of $1.3475, consistent with the rate as at June 30, 2003.

(1)
At June 30, 2003, in the normal course of business, the Company was committed under various agreements for the right to broadcast or distribute certain films and television programs in the future. Management estimates that these agreements will result in future expenditures of $254.1 million, which are not reflected on the balance sheet.

(2)
The Company is committed with respect to operating leases for office premises and equipment for the next 15 years, which are not reflected on the balance sheet.

(3)
In September 1998, the Company agreed to finance up to $100.0 of development and production costs over five years for feature films in exchange for the worldwide distribution rights. Based on the agreement, if the Company chooses not to finance a production, a production financing non-fulfillment payment would be made equal to 10% of the production budget. For the period from September 1998 to June 30, 2003, the Company provided funding and non-fulfillment payments for productions under the agreement which totaled $98.5. As at March 31, 2003, a standby letter of credit was outstanding for the remaining $1.1. Subsequent to the end of the first quarter of fiscal 2004 it was decided that this remaining non-fulfillment payment would be made.

        Senior Revolving Credit Facility    The senior revolving credit facility provides up to $500.0 million in borrowings bearing interest at rates ranging from the Bankers' Acceptance rate and LIBOR plus 0.75% to plus 3.0%, and the Canadian prime rate and the U.S. base rate plus up to 1.75%. The facility is due in full in January 2006. In addition, a revolving swing line facility, due on demand, provides up to $25.0 million in borrowings bearing interest at rates noted above.

        Senior Subordinated Notes    The Company has outstanding an aggregate of US$300.0 million senior subordinated notes bearing interest at 13% per year that mature on December 15, 2009. At any time on or after December 15, 2004 the Company may redeem all or a portion of the Notes at specified redemption prices plus accrued interest to the date of redemption.

        Term Loans    Term loans include various mortgages payable on certain Company property, as well as industry loans and obligations under capital lease.

        The Company has had historical success in securing a committed five-year senior revolving credit facility, and in raising debt and equity capital in the Canadian and U.S. markets. We believe that the availability of our current committed, or a renewed, senior revolving credit facility, the operating facility, capital base and earnings from operations will be sufficient to fund the Company's operations and commitments for the foreseeable future, although there can be no assurance in this regard.

Market Risk

        The Company is exposed to market risk related to interest rates and foreign exchange rates. The Company is authorized to enter into currency conversion and interest rate conversion agreements to modify the exposure to these risks, however, the Company does not engage in any speculative trading program.

        Foreign Exchange Risk    A significant portion of our revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 34% of the Company's revenues for the quarter ended June 30, 2003 were derived from our foreign customers, a significant portion of which was denominated in U.S. dollars. Exchange rates may vary substantially and have an adverse impact on our results of operations, prospects or financial condition. The exposure to this foreign exchange risk has been mitigated by the Company's U.S. dollar denominated senior subordinated notes and expenditures on certain film and television programs. As at June 30, 2003, there were no foreign exchange forward contracts outstanding.

        Interest Rate Risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its senior revolving credit facility. The exposure to floating rate debt has been mitigated by the Company's fixed rate senior subordinated notes. As at June 30, 2003, there were no interest rate conversion agreements outstanding.

        Credit Risk    Credit risk on the Company's accounts receivable is controlled as a significant portion is due from the Canadian federal government and other government agencies in addition to there being a wide variety of customers, markets and geographic areas to which the Company sells.

Critical Accounting Policies

        The preparation of the financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management of the Company regularly reviews its estimates and assumptions based on historical experience and various other assumptions that it believes would result in reasonable estimates given the circumstances. Actual results could differ from those estimates under different assumptions. The following is a discussion of accounting policies that require significant management judgments and estimates. For a discussion of all of the Company's accounting policies, including the items outlined below, refer to note 1 of the consolidated financial statements for the year ended March 31, 2003.

        Film and television programs    The Company accounts for its production and distribution of film and television programs in accordance with SoP 00-2. SoP 00-2 requires that film and television costs of production and acquisition are amortized using the individual film forecast method under which such costs are amortized for each film or television program in the ratio of revenue earned in the current period for such title to management's estimate of the total revenue to be realized from all media and markets for that title. Management regularly reviews and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write down of the film or television asset to the estimated fair value amount. Results of operations in future years are dependent upon the amortization of our film and television costs and may be significantly affected by periodic adjustments in amortization rates. The likelihood of reporting losses is increased because this accounting method requires the immediate recognition of the entire loss in instances where it is expected that a film or television program will not recover the investment in such production or acquisition. On the other hand, the profit of a successful film or television program must be recognized over the entire revenue stream generated by the individual film or television program. As a result, our financial results fluctuate from period to period. If revenue estimates change with respect to a film or television program, we may be required to write down all or a portion of the related unamortized costs. Although the Company has diversified its product mix with respect to the production and distribution of film and television programs, we cannot be certain that a write down will not have a significant impact on our results of operations, prospects or financial condition.

        Investments    The valuation of cost and equity accounted investments is regularly reviewed by management to ensure that any decline in market value that is considered other than temporary has been reflected in the related carrying value of the investment. In making that assessment, several factors are considered including the amount by which the market value exceeds carrying value, the duration of the market value decline and the investees' expected future cash flows and earnings.

        Goodwill and Broadcast Licences    In fiscal 2002, the Company adopted the recommendations of the new CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Previously, the Company amortized goodwill on a straight-line basis over periods of up to 40 years and broadcast licences on a straight-line basis over a period of 40 years. Based on the new standard, goodwill and broadcast licences are no longer amortized but are tested for impairment annually at December 31, or more frequently if impairment indicators arise, to determine if an impairment loss should be recognized. Based on the valuation testing performed for the year ended March 31, 2003, the Company determined that its goodwill and broadcast licences were not impaired. A significant downward revision in the estimated future cash flows could result in a material impairment of the Company's goodwill and broadcast licences under CICA Handbook Section 3062.

        Provisions    Balance sheet provisions for accounts receivable, loans receivable, current and future income taxes, restructuring costs, returns of product (video/DVD) and legal issues all require estimates and assumptions by management that could be significant. These estimates are based on historical experience and relevant facts and information and are revised accordingly as new or different circumstances arise. While management believes that the balance sheet provisions are adequate, using different assumptions or estimates could have a significant impact on our results of operations, prospects or financial condition.

        Income tax reassessments    From time to time the Company is subject to reassessments in respect of prior years' income tax returns. Management sets a provision for expected losses in relation to the possibility of any challenges of previous filing positions and believes these provisions to be adequate. In December 2002, a subsidiary of the Company received an income tax reassessment for approximately $14.0, including interest and penalties. The Company intends to pursue all available administrative and judicial appeals in respect of this reassessment. The Company strongly believes that it will prevail because, in the opinion of management, the reassessment runs counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authority's position will be upheld.

        Business acquisitions    The Company accounts for its business acquisitions using the purchase method of accounting whereby estimated fair values are assigned to identifiable assets and liabilities. The excess of the acquisition cost over these net asset fair values is assigned to goodwill. Determining the fair values of assets and liabilities requires various assumptions and estimates including future cash inflows and outflows, discount rates and market-based multiples. Using different assumptions could have a significant impact on our results of operations, prospects or financial condition.

Industry Risk and Uncertainties

        The television and motion picture industries and specialty television broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture, television program or specialty television channel as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program's or motion picture's artistic components or the specialty television channel's content, but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond our control. A lack of audience acceptance for our television programs, motion pictures or specialty cable television channels could have an adverse effect on our businesses, results of operations, prospects and financial condition.

        In addition, television and motion picture production and distribution costs, as well as our Broadcast Group's programming costs, continue to rise. Our businesses are also impacted by prevailing advertising rates, which are subject to fluctuation. A substantial portion of our Broadcast Group's revenue is from advertising sales. We compete for advertising sales with other television channels, radio and print media. Our inability to generate advertising revenue could adversely affect our operating results, prospects or financial condition. Specialty television channel operators rely on fees from subscribers, which are shared with cable and DTH operators, to provide a substantial portion of their revenue while they build an audience and advertising support. The subscriber penetrations, and therefore subscriber revenues, of any particular specialty cable television channel can be affected by the attractiveness of the packaging scenarios presented to subscribers by the cable and DTH satellite operators.

        Generally, television programs are produced under contracts that provide for licence fee revenue that may not cover all anticipated production costs. The "gap" or production deficit between these fees and production costs can be substantial. The ability to recover the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels. There is a risk that some of our television and motion picture projects or specialty television channels will not be successful, which could result in a failure to recoup costs or realize profits. We cannot be certain that revenue from existing or future projects would replace a possible loss of revenue associated with the cancellation of any particular project or poor results of any particular specialty television channel.

        The production, completion and distribution of television programs and motion pictures require a significant amount of capital. There are substantial financial risks relating to the production, completion and release of future television programs and motion pictures. Actual television program and motion picture costs may exceed their budgets. Factors such as labor disputes, death or disability of a star performer, technology changes relating to special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or hamper completion of a production. Although we generally complete our productions within budget, we cannot be certain that we will continue to do so. On certain productions we maintain insurance policies ("completion bonds") covering certain of these risks and we intend to continue such practices. We cannot be certain that any cost overruns will be adequately covered or that such completion bonds will be available or continue to be available on terms acceptable to us or that we will obtain completion bonds in every case. In the event of substantial budget overruns we may have to seek additional financing from outside sources in order to complete production of a project. We cannot be certain of the availability of such financing or that such financing will be available on terms acceptable to us. In addition, in the event of substantial budget overruns, we cannot be certain that we will be able to recoup such costs. Failure to recoup any of these costs could have an adverse impact on our businesses, results of operations, prospects and financial condition.

        Our specialty television channels are regulated by the Canadian Radio-television and Telecommunications Commission ("CRTC"), which grants and renews licences. Our CRTC broadcast licences must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. Our inability to renew any of our licences on favourable terms, or at all, would have an adverse impact on our results of operations, prospects or financial condition. Changes in the regulations governing our specialty television channels, including decisions by regulators affecting our broadcast operations, such as the granting or renewal of licences or the granting of additional broadcast licences to our competitors, or the introduction of new regulations by regulators, could adversely impact our operating results, prospects or financial condition.

        The Canadian broadcast, production and distribution industries are supported by various government and private initiatives to foster the creation of Canadian film and television programming. The private mechanisms are often mandated by the CRTC in response to change of control of a regulated asset. These initiatives and government programs make up the complex system of financial support for our industry. Any change in the nature of these programs or their interactions with each other may provide risk to our broadcast, production and distribution businesses. As well, if the CRTC's general approach to licencing broadcast services and to requiring Canadian content as part of any licence were to change, it could change the market for programs as well as the value of our current specialty television licences.

        Changes in public policy related to Canadian ownership of broadcasting or other fundamental principles of the broadcasting system could adversely affect our relationships with foreign partners in broadcasting or our position in the advertising market. As the federal and provincial governments review and modify their funding programs for television production our broadcast business could be impacted by fewer resources to fill the gap between licence fees and the independent producers' ability to finance their productions. Since our broadcast conditions of licence determine our original production needs, these reviews and modifications could be a risk to some of our specialty television channels.

        As part of our business strategy, we intend to continue expansion of our non-Canadian distribution activities and, therefore, will continue to earn a substantial portion of our revenue from outside of Canada. Our ability to maintain or expand our international business, as well as our ability to contract upon favourable terms with international broadcasters, distributors and other licencees, and conduct foreign production activities depends, in part, on local economic conditions, currency fluctuations, local changes in regulatory requirements, compliance with a variety of foreign laws and regulations, inflation, interest rates and cultural barriers and preferences. As a result, we cannot be certain that our international operations will continue to be successful.

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  EXHIBIT 99.3
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS